NYSE
AN ICE EXCHANGE

February 2, 2024

**VIA KITEWORKS**

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find an amendment to Exhibit F of the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. (collectively, the "Exchanges").

For Exhibit F, the Exchanges are each filing an amendment containing an updated complete set of forms pertaining to the application for membership, participation, or subscription, and the application for approval as a person associated with a member, participant, or subscriber. Specifically, the Exchanges are each filing a Pillar Connectivity Questionnaire (CQ) that was updated to include that the CQ can be used for multiple MPIDs.

In addition, NYSE American and NYSE Arca are each filing an updated Options Trading Permit Request Form which was updated to add 'Nominee Designation'. Additionally, NYSE, NYSE American, NYSE Arca, and NYSE Chicago are each filing an updated Application for Individual Registration or Non-Registered Associated Person (NRF) Designation which was updated to remove the Nominee as it was added to the Permit Request Form. This form also added Market Maker to OM registration.

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,



Enclosures

**Martha Redding**
**Corporate Secretary**

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656. 2938 I Fax: +1 212.656.8101
martha.redding@ice.com
**ice.com**

| Form 1 Page 1 Execution Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed (MM/DD/YY): 01/31/24 | OFFICIAL USE ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NYSE American LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   11 Wall Street, New York, NY 10005

23008383

3. Provide the applicant's mailing address (if different):

   N/A

4. Provide the applicant's business telephone and facsimile number:

   212-656-2938 (Telephone) 212-656-8101 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Martha Redding (Name) Corporate Secretary (Title) 212-656-2938 (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends:

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 01/09/08 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

**EXECUTION:** The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 01/31/24 (MM/DD/YY) NYSE American LLC (Name of applicant)

By: [signature] (Signature) Martha Redding, Corporate Secretary (Printed Name and Title)

Subscribed and sworn before me this 31st day of January (Month), 2024 (Year) by [signature] (Notary Public)

My Commission expires August 29, 2024 County of Westchester State of New York

***This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.***

Patrick J. Troy
Notary Public, State of New York
Reg. No. 02TR6184992
Qualified in Westchester County
Commission Expires August 29, 2024

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

---

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE AMERICAN LLC

---

January 2024

---

# EXHIBIT F

# ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

# OF

# NYSE AMERICAN LLC

JANUARY 2024

EXHIBIT F

A complete set of the NYSE American LLC's forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber follows.

This information is publicly available on the Exchange's website at www.nyse.com.

# Application for Membership

## New York Stock Exchange LLC

## NYSE American LLC

## NYSE Arca, Inc.

## NYSE Chicago, Inc.

## NYSE National, Inc.

## (each, an “Exchange” and, collectively, “NYSE” or the “Exchanges”)

| APPLICATION PROCESS |
|---|

**Filing Requirements**
Prior to submitting the Application for Membership (“Application”) to become a member of an NYSE SRO (“Member”), an Applicant must file a Uniform Application for Broker-Dealer Registration (“Form BD”) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository (“CRD”).

**Checklists**
Applicant should consult the applicable Checklist(s) to determine any additional materials and Exhibits required to be submitted with the Application.

**Application Submission**
Application and supplemental materials should be sent electronically to crs@nyse.com.

Note: All application materials sent to NYSE will be reviewed by NYSE’s Client Relationship Services (“CRS”) Department. Applications accompanied by supplemental documentation are submitted to FINRA, who also performs a review of the materials and provides the application approval recommendation. All applications are deemed confidential and are handled in a secure environment. Either CRS or FINRA may request that applicants submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange rules. If you have questions regarding the Application, you may direct them to CRS at crs@nyse.com or (212) 896-2830.

NYSE will promptly notify the Applicant, in writing, of the Membership decision.

In the event an Applicant is disapproved for membership, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of applicable Exchange rules.

| INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS SEEKING MEMBERSHIP (CHECK ALL THAT APPLY) | | |
|---|---|---|
| ☐New York Stock Exchange | ☐NYSE Chicago | ☐NYSE National |
| ☐NYSE American<br>☐Equities<br>☐Options | ☐NYSE Arca<br>☐Equities<br>☐Options | |

| INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS AN EXISTING MEMBER (CHECK ALL THAT APPLY) | | |
|---|---|---|
| ☐New York Stock Exchange | ☐NYSE Chicago | ☐NYSE National |
| ☐NYSE American<br>☐Equities<br>☐Options | ☐NYSE Arca<br>☐Equities<br>☐Options | |

| INDICATE TYPE OF BUSINESS TO BE CONDUCTED WITH THIS APPLICATION (CHECK ALL THAT APPLY) | |
|---|---|
| **Equities** | **Options** |
| ☐Bonds<br>☐Clearing<br>☐Floor Broker<br>☐Blue Line<br>☐Institutional Broker<br>☐Market Maker*<br>☐Electronic Market Maker<br>☐Designated Market Maker (“DMM”)<br>☐Electronic Designated Market Maker (“eDMM”)<br>☐Order Routing<br>☐Proprietary<br>☐Agency | ☐Clearing<br>☐Floor Broker<br>☐Limited Public Business<br>☐Market Maker*<br>☐Specialist/eSpecialist<br>☐Lead Market Maker (“LMM”)<br>☐Order Routing<br>☐Proprietary<br>☐Agency |

| INDICATE IF APPLICANT IS APPLYING FOR MEMBERSHIP AS DESIGNATED EXAMINING AUTHORITY (“DEA”) | | |
|---|---|---|
| ☐ NYSE American | ☐ NYSE Arca | ☐ NYSE Chicago |
| *Applicants applying for a DEA must also complete EXHIBIT 1, ITSFEA Compliance Acknowledgment.* | | |

| APPLICATION TYPE |
|---|
| ☐ **New Membership Applicant:**<br>☐ Applicant is seeking membership to an Exchange and is not currently a member of any Exchange<br>☐ Applicant is a member of an Exchange and is seeking to add a new type of business**<br><br>*Applicant must submit this completed Application and ALL applicable materials identified in Checklist 1.* |
| ☐ **Supplemental Membership Applicant:** Applicant is an approved member of at least one Exchange and is seeking membership to another Exchange to conduct the same business they are currently approved to conduct<br><br>*Applicant must submit this completed Application and ALL applicable materials as outlined in Checklist 2.* |

* Applicants seeking to conduct Market Maker activities will also be required to submit an additional *Application for Market Maker Registration*. Not all Market Maker programs are available on all Exchanges.

** Equity Floor Broker and Options Floor Broker businesses are separate and distinct. An Equity Floor Broker applying to conduct business as an Options Floor Broker, and vice versa, is considered a New Membership Applicant.

## SECTION 1 – ORGANIZATIONAL PROFILE

Date: ______________________ SEC #: ______________________ CRD #: ______________________

LEI #: ______________________ MPID: ______________________

### GENERAL INFORMATION

Name of Applicant Broker-Dealer: ______________________________________________

Business Address: ______________________________________________

City: ______________________ State: __________ Zip Code: __________

Business Phone: ______________________ Website: ______________________

### CONTACT INFORMATION

Contact Name: ______________________ Title: ______________________

Contact Phone: ______________________ Contact Email: ______________________

Billing Contact Name: ______________________ Title: ______________________

Billing Contact Phone: ______________________ Billing Contact Email: ______________________

**Please identify personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such positions, regardless of actual titles used by the Applicant) and who will receive communications pertaining to our markets.**

**Chief Executive Officer ("CEO")**

Name: ______________________________ CRD: ______________________

Phone: ______________________________ Email: ______________________

**Chief Financial Officer ("CFO")**

Name: ______________________________ CRD: ______________________

Phone: ______________________________ Email: ______________________

**Head Trader**

Name: ______________________________ CRD: ______________________

Phone: ______________________________ Email: ______________________

**Member firms and applicants must promptly update Form BD and Form U4 information by submitting amendments whenever the information on file becomes inaccurate or incomplete for any reason.**

1. Form BD Sections 10A and 10B are completed and up to date on CRD ☐ Yes
2. Form U4 Section 13 is completed and up to date on CRD ☐ Yes

## SECTION 2 – STATUTORY DISQUALIFICATION (“SD”) DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended (the “Act"), NYSE may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for SD if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self-regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐Check here if you DO NOT have person(s) associated with the Applicant who is or may be subject to SD

☐Check here if you DO have person(s) associated with the Applicant who is or may be subject to SD*

* Please identify any such person(s) associated with the Applicant who is or may be subject to SD. Additionally, identify any such person(s) who are associated with the Applicant and who have been approved for association or continued association by another SRO due to a SD.

Attach a sheet identifying any such person(s), including the following information:

1. Name of the person(s);
2. Copies of documents relating to the SD;
3. Description of each such person’s duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities); and
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of ____________________________ (Applicant), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE shall rely on the information provided in connection with this section in order to preliminarily approve or deny Applicant’s Application for trading privileges, but that NYSE will also perform a complete background check of Applicant, and such trading privileges may be immediately revoked by NYSE depending on the results of such background check. I understand that Applicant will be subject to disciplinary action if false or misleading answers are given in connection with this section. I also acknowledge the obligation of Applicant to submit to NYSE any amendment to any document submitted as part of its Application, including but not limited to this section, within ten (10) business days of such amendment or change.

| | |
|---|---|
| ______________________________ Authorized Signatory of the Firm | ______________________________ Date |
| ______________________________ Print Name of Authorized Signatory of the Firm | ______________________________ Title |

## SECTION 3 – SUPERVISION

Each Applicant must identify the person(s) that is a member, partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising an Authorized Trader(s) as defined in applicable Exchange rules. New Membership Applicants must provide a copy of their Written Supervisory Procedures ("WSPs") with their Application.

**Name and title of person responsible for maintaining WSPs**:

______________________________________________________________________________

## PRINCIPAL REGISTRATION

**Registration requirements for principals are outlined in New York Stock Exchange Rule 1220, NYSE American Rule 2.1210, NYSE Arca Rule 2.1220, NYSE National Rule 2.2120 and NYSE Chicago Article 6, Rule 14.**

**Each principal must be registered through the CRD.**

**Please provide information on Applicant's designated principals below.**

**Financial and Operations Principal** (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28)

Name: ______________________ CRD: ______________________

Phone: ______________________ Email: ______________________

**Designated Principal Operations Officer*** (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28) *Person with primary responsibility for the day-to-day operations of the business.*

Name: ______________________ CRD: ______________________

Phone: ______________________ Email: ______________________

**Designated Principal Financial Officer*** (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28) *Person with primary responsibility for financial filings and those books and records related to such filings.*

Name: ______________________ CRD: ______________________

Phone: ______________________ Email: ______________________

**Chief Compliance Officer ("CCO")**** (Series 24 or Series 14 and registered as "CR")

Name: ______________________ CRD: ______________________

Phone: ______________________ Email: ______________________

* An Applicant that self-clears, or that clears for other firms, shall be required to designate separate persons to function as Principal Financial Officer and Principal Operations Officer.

** The CCO of an Applicant engaged in limited securities business may be registered in a principal category under NYSE SRO rules that corresponds to the limited scope of the Applicant's business.

**NYSE Chicago Voting Designee per Article 3, Rule 14(a) and (b) (for NYSE Chicago Applicants Only)**
Note: The Voting Designee must be a general partner, managing member or principal officer of the firm.

Name: ______________________ CRD: ______________________

Phone: ______________________ Email: ______________________

Signature of Voting Designee: ______________________

## SECTION 4 - MEMBERSHIP AGREEMENT

Applicant agrees to abide by the Rules of all applicable Exchanges, as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by the applicable Exchanges.

Applicant authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant authorizes NYSE to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant or its associated persons and releases the NYSE from any and all liability in furnishing such information.

Applicant acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant's DEA. Applicant understands that in such event, additional information may be required by the NYSE.

______________________________
Applicant Firm Name

______________________________ ______________________________
Authorized Signatory of the Firm | Date

______________________________ ______________________________
Print Name of Authorized Signatory of the Firm | Title

| APPLICATION CHECKLIST 1 |
|---|
| **New Membership Applicant** |
| ☐ NYSE Application for Membership (Sections 1-4)<br><br>☐ Application for Market Maker Registration (if applicable)<br>https://www.theice.com/publicdocs/nyse/markets/nyse/Application_for_Market_Maker_Registration.pdf<br><br>☐ DEA Applicants only: Exhibit 1 |
| Application Fee* (if applicable):<br><br>☐ New York Stock Exchange LLC<br><br>☐ NYSE Chicago, Inc. |
| ☐ Master User Agreement: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf |
| Clearing Letter of Consent (if applicable):<br><br>☐ Equities: https://www.nyse.com/publicdocs/nyse/markets/nyse/Equity_Clearing_Letter_of_Consent.pdf<br><br>☐ Options: https://www.nyse.com/publicdocs/nyse/markets/american-options/Options_Clearing_Letter_of_Consent.pdf |
| ☐ Form BD, including Schedules & Disclosure Reporting Pages must be up to date on CRD |
| ☐ Form U4 and Fingerprint cards for designated supervisors and principals, to be submitted directly to FINRA if not currently available on CRD |
| Financial Documentation:<br><br>☐ Four (4) most recent FOCUS Reports and the most recent Audited Financial Statements<br><br>☐ Most recent Balance Sheet and Capital Computation<br><br>☐ Six-month Profit/Loss Projection<br><br>☐ Completed Financial Disclosure Questionnaire, Exhibit 2 |
| ☐ All examination reports and corresponding responses from the Applicant for the last two examinations |
| Organizational Documents:<br><br>☐ Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company Agreements; Operating Agreement; or similar documentation<br><br>☐ Organization chart showing:<br>▪ all entities controlling, controlled by or under common control with Applicant<br>▪ indicating the percentage ownership of Applicant by each direct and indirect parent<br>▪ identifying any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of Applicant |
| ☐ Copy of Written Supervisory Procedures and, if separate, Anti-Money Laundering Procedures and Insider Trading Act Procedures |
| ☐ Additional Exchange-specific requirements, if applicable (see Exhibits 3 and 4) |

* Contact CRS for additional details on payment.

| APPLICATION CHECKLIST 2 |
|---|
| **Supplemental Membership Application** |
| ☐ Application for Membership (Sections 1-4)<br><br>☐ Application for Market Maker Registration (if applicable)<br>https://www.theice.com/publicdocs/nyse/markets/nyse/Application_for_Market_Maker_Registration.pdf<br><br>☐ DEA Applicants only: Exhibit 1 |
| Application Fee* (if applicable):<br><br>☐ New York Stock Exchange LLC<br><br>☐ NYSE Chicago, Inc. |
| ☐ Master User Agreement: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf |
| Clearing Letter of Consent (if applicable):<br><br>☐ Equities: https://www.nyse.com/publicdocs/nyse/markets/nyse/Equity_Clearing_Letter_of_Consent.pdf<br><br>☐ Options: https://www.nyse.com/publicdocs/nyse/markets/american-options/Options_Clearing_Letter_of_Consent.pdf |
| ☐ Form BD, including Schedules & Disclosure Reporting Pages must be up to date on CRD |
| ☐ Form U4 and Fingerprint cards for designated supervisors and principals, to be submitted directly to FINRA if not currently available on CRD |
| ☐ Organization chart showing:<br><br>▪ all entities controlling, controlled by or under common control with Applicant<br>▪ indicating the percentage ownership of Applicant by each direct and indirect parent<br>▪ identifying any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of Applicant |
| ☐ Additional Exchange-specific requirements, if applicable (see Exhibits 3 and 4) |

* Contact CRS for additional details on payment.

# *Application for Membership*

# *Exhibits*

## EXHIBIT 1 - DEA REQUIREMENTS

## ITSFEA COMPLIANCE ACKNOWLEDGMENT

**This form should be completed by a Director, Officer, General Partner or other individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).**

Broker-Dealer: ____________________________________________________

SEC #. _______________________________

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in the Exchanges' Rules) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of the Exchanges' Rules and federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.
It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of the Exchanges' Rules and federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.
It is also understood that it may be a violation of the Exchanges' Rules and federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.
Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.
The individual(s) responsible for overseeing and supervising the specific element of the Broker-Dealer's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.
Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to NYSE), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of the Exchanges' Rules and Federal securities laws.

Accepted on behalf of Applicant:

| ______________________________________ | ______________________________ |
|---|---|
| Authorized Signatory of the Firm | Date |
| ______________________________________ | ______________________________ |
| Print Name of Authorized Signatory of the Firm | Title |

## EXHIBIT 2 - FINANCIAL DISCLOSURE QUESTIONNAIRE

### SOURCE OF CAPITAL

Explain the source of Applicant's capital:

______________________________________________

______________________________________________

______________________________________________

### PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS ("PAIB")

Does Applicant hold a PAIB? ☐ Yes* ☐ No

* An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If you are applying for DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

### SUBORDINATED LOANS

Have any subordinated loans been made to Applicant?

☐ Yes (explain below) ☐ No

______________________________________________

______________________________________________

______________________________________________

### FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (explain below) ☐ No

______________________________________________

______________________________________________

______________________________________________

### FINANCIAL ARRANGEMENT

Does the Applicant have a financial arrangement with any other Broker-Dealer?

☐ Yes (explain below) ☐ No

Type of arrangement:

☐ Direct Equity Investment ☐ Any consideration over $5,000

☐ Profit Sharing ☐ Direct Financing

☐ Other ______________________________

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

______________________________________________

______________________________________________

______________________________________________

| EXHIBIT 2 - FINANCIAL DISCLOSURE QUESTIONNAIRE (continued) | | |
|---|---|---|
| **OUTSTANDING DEBT (Check all that apply)** | | |
| Does the Applicant owe money to any of the following?<br>☐ Any Exchange member firm<br>☐ Any other national securities or commodities exchange or national securities association<br>☐ Any member of any other national securities or commodities exchange or national securities association<br>☐ No<br>If yes, explain below to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment.<br>__________<br>__________<br>__________ | | |
| Does Applicant engage or plan to engage in “Program Trading”? | ☐ Yes | ☐ No |
| Does Applicant currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEC Rule 15c3-1?<br>(If yes, Applicant must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed). | ☐ Yes | ☐ No |
| Does Applicant now have, or anticipate during the course of the application process having, a pending application with any SRO regarding a change in ownership, control or business operations? If so, please explain:<br>__________<br>__________<br>__________ | | |

## EXHIBIT 3 - REQUIREMENTS FOR NEW YORK STOCK EXCHANGE FLOOR BROKER APPLICANTS ONLY

**If Applicant will be performing New York Stock Exchange Equity Floor Based Business, please answer the following questions.**

| Question | Yes | No |
|---|---|---|
| Does Applicant intend to accept orders on the floor over the telephone from public customers? ("Public customers" relate to non-broker/dealers, including institutional or retail customers.) (Information Memos 07-43 and 07-44)<br>Info Memo 07-43 can be found here:<br>https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-43.pdf<br>Info Memo 07-44 can be found here:<br>https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-44.pdf | ☐ Yes | ☐ No |
| Has Applicant met the Exchange's requirement to establish floor commission billing procedures and retain records for six years? *(*See New York Stock Exchange Rules 301(e)(1), 353, and 440I) | ☐ Yes | ☐ No |

Who is the person responsible for supervision of all floor employees of Applicant? (See New York Stock Exchange Rules 342 and 3110)

Please provide that person's full contact information, name, telephone number, mailing address and email address

Contact Name: ____________________

Mailing Address: ____________________

Phone: ____________________ Email: ____________________

| Question | Yes | No |
|---|---|---|
| Does Applicant maintain error and investment accounts? | ☐ Yes | ☐ No |

If yes, please indicate the account name and number of the error and investment accounts. (A New York Stock Exchange member organization may have more than one error account, but it may maintain only one error account for Floor-related errors.) (See New York Stock Exchange Rules 18, 123(e), 134, 411 & 407A, Member Education Bulletin 2011-5 and Information Memo 07-72).

Member Education Bulletin 2011-5 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2011/2011-5.pdf

Information Memo 07-72 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-72.pdf

| Account Name: | Account #: |
|---|---|
| Account Name: | Account #: |
| Account Name: | Account #: |

| Question | Yes | No |
|---|---|---|
| Do Applicant's floor employees maintain their own personal brokerage accounts? (See New York Stock Exchange Rule 407A). If yes, Applicant Firm should list the account name and number of each such account below? | ☐ Yes | ☐ No |

| Account Name: | Account #: |
|---|---|
| Account Name: | Account #: |
| Account Name: | Account #: |

**EXHIBIT 3 - REQUIREMENTS FOR NEW YORK STOCK EXCHANGE FLOOR BROKER APPLICANTS ONLY (continued)**

**If Applicant is seeking to conduct off-floor business activities from its booth premises, otherwise known as "Blue Line" business, please address the following items:**

## NEW YORK STOCK EXCHANGE BLUE LINE BUSINESS

☐ Describe in detail the business plan for conducting upstairs business from the New York Stock Exchange Trading Floor. Be sure to include the following:

a. How does the firm plan to separate this upstairs business from on floor business?
b. How will the firm protect customer information?

☐ Provide the Clearing Arrangement and separate Error Account information for this business.

☐ Provide name and CRD# of individual(s) who will be handling this upstairs business from the New York Stock Exchange Trading Floor? Ensure the individual(s) hold the appropriate registrations for doing this business.

☐ Provide name of individual(s) who will be supervising the Blue Line activity for the firm? Ensure the individual(s) hold the appropriate registrations for doing this business.

☐ Provide amended WSPs to reflect the Blue Line procedures.

Refer to New York Stock Exchange Rules 54 and 70.40 and New York Stock Exchange Information Memo # 07-77 regarding guidelines for updating WSPs: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-77.pdf

**EXHIBIT 4 - APPROVED PERSON REQUIREMENTS FOR NEW YORK STOCK EXCHANGE, NYSE ARCA AND NYSE AMERICAN APPLICANTS ONLY**

Registration requirements for Approved Persons are outlined in New York Stock Exchange Rules 2 and 304, NYSE American Rules 13, 25, 310 and 311, and NYSE Arca Rule 1.1 and 2.14

☐ Provide a list of all Approved Persons (both entities and individuals)

☐ AP Form for all non-natural persons seeking Approved Person status, available at: https://www.theice.com/publicdocs/nyse/markets/nyse/NYSE_AP_Form.pdf

☐ U-4 “AP” Registration for all natural persons seeking Approved Person status

# Application for Market Maker* Registration

**New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., NYSE National, Inc.**
(Collectively, “NYSE” or the “Exchanges”)

**Includes Market Maker, Lead Market Maker (“LMM”), Designated Market Maker (“DMM”), Electronic Designated Market Maker (“eDMM”), Specialist and Electronic Specialist (“eSpecialist”)*

| **INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS SEEKING MARKET MAKER MEMBERSHIP (CHECK ALL THAT APPLY)** | |
|---|---|
| ☐New York Stock Exchange | ☐NYSE American |
| ☐NYSE Arca | ☐NYSE National |

| **INDICATE TYPE OF MARKET MAKING TO BE CONDUCTED WITH THIS APPLICATION (CHECK ALL THAT APPLY)** | |
|---|---|
| **Equities** | **Options** |
| ☐New York Stock Exchange<br>☐Designated Market Maker<br>☐Equity Market Maker | ☐NYSE American<br>☐Options Market Maker<br>☐Options Specialist<br>☐Options eSpecialist |
| ☐NYSE American<br>☐Equity Market Maker<br>☐Electronic Designated Market Maker | ☐NYSE Arca<br>☐Options Market Maker<br>☐Options Lead Market Maker |
| ☐NYSE Arca<br>☐Equity Market Maker<br>☐Equity Lead Market Maker | |
| ☐NYSE National<br>☐Equity Market Maker | |

## SECTION 1 – ORGANIZATIONAL PROFILE

Date: ______________ SEC #: ______________ CRD #: ______________

LEI #: ______________ MPID: ______________

## GENERAL INFORMATION

Name of Applicant Broker-Dealer: ______________

Business Address: ______________

City: ______________ State: ______________ Zip Code: ______________

Business Phone: ______________ Website: ______________

## CONTACT INFORMATION

Contact Name: ______________ Title: ______________

Phone: ______________ Contact Email: ______________

Billing Contact Name: ______________ Title: ______________

Billing Contact Phone: ______________ Billing Contact Email: ______________

## SECTION 2 – NET CAPITAL

Amount: As of Date: Focus Report Line Item:

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions ☐ Interest/Dividends/Commissions ☐ Secured Demand Note

☐ Subordinated Loan ☐ Clearing/Good Faith Deposits ☐ Cash

Other: ______________

## SECURITIES

List the number of securities for which your firm requests approval: ______________

## SECTION 3 – OTHER AFFILIATIONS

Is the Applicant a Dealer/Specialist or Market Maker on another registered national securities exchange(s) or association? If yes, please provide the relevant information below.

☐ Yes ☐ No

**SRO:** ______________________________

Operating Capacity: ______________________

List Securities

**SRO:** ______________________________

Operating Capacity: ______________________

List Securities

**SRO:** ______________________________

Operating Capacity: ______________________

List Securities

## SECTION 4 – REQUIRED ACKNOWLEDGEMENT

The undersigned, applying for registration as a Market Maker, accepts full responsibility for having knowledge of and adhering to all rules and regulations governing the the applicable Exchanges. The undersigned acknowledges the following requirements:

1. Maintain the net capital requirements as prescribed by SEC Rule 15c3-1, whichever is greater. The net capital requirements apply only to the registered market maker/specialist rather than to each individual market maker/specialist.

2. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to FINRA for Market Maker capital compliance review.

3. Provide detailed financial reports and such other operational reports to FINRA as it may require.

4. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of the applicable Exchanges.

5. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations of the applicable Exchanges. Such written procedures shall at all times be available for inspection by FINRA or Exchange staff.

## AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the applicable Exchanges, as may be amended from time to time.

| ______________________________ | ______________________________ |
|---|---|
| Authorized Signatory of the Firm | Date |
| ______________________________ | ______________________________ |
| Print Name of Authorized Signatory of the Firm | Title |

| APPLICATION CHECKLIST |
|---|
| ☐ NYSE Application for Membership, if new to market or business* (including all supplemental documents) |
| ☐ Application for Market Maker Registration |
| ☐ Most recent Focus Report |
| ☐ Market Maker Authorized Trader Registration Form for each individual Market Maker |
| ☐ Form U4 and fingerprint cards for each individual Market Maker are available on CRD |

* An approved NYSE Arca Equity Market Maker firm wanting to act as a NYSE Arca Equity Lead Market Maker is not required to complete this form.

| EXCHANGE-SPECIFIC REQUIREMENTS |
|---|
| **New York Stock Exchange DMM Applicants** |
| ☐ Rule 98 - Operation of a DMM Unit must be addressed within firm’s Written Supervisory Procedures |
| ☐ Rule 103.20 - Net Capital Requirements and DMM Capital System |
| ☐ Rule 123E - DMM Combination Review Policy (if applicable) |
| ☐ Compliance Officer of DMM Unit must hold the Series 14a exam and have the CF Registration on CRD |
| ☐ Firm to provide Reg SHO compliance |
| ☐ DMM GUI must accurately handle 15c3-5 requirements |
| **NYSE Arca LMM Applicants** |
| ☐ Approved LMMs must confirm in writing that they have tested and are able to maintain continuous two-sided quotes. |

# Approved Person ("AP") Form

## New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc.

*This AP Form is to be completed by an entity registering as an Approved Person with New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), and/or NYSE Arca, Inc. ("NYSE Arca") (collectively, the "Exchanges")*[1]

### Instructions

Prior to completing this AP Form ("Form"), the entity registering as an Approved Person ("Applicant") should be familiar with the rules of the Exchanges, as relevant, particularly those rules relating to Approved Persons, including but not limited to NYSE Rules 2 and 304; NYSE American Rules 13, 25, 310, and 311; and NYSE Arca Rules 1.1, 2.4, and 2.14.

- A copy of the completed Form must be retained by the Applicant and the member, member organization, OTP Firm, and/or ETP Holder (as defined in the rules of the relevant Exchange(s)) with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up to date with the relevant Exchange(s) and FINRA. Completed Forms and notification of changes should be provided to the relevant Exchange(s) by emailing crs@nyse.com.

### Section I

Exchange Registration(s) applying for: ☐ NYSE ☐ NYSE American ☐ NYSE Arca

1. Name of the AP Applicant Entity: ________________________________ Web CRD#: ________________________

2. Name of the Member Organization or pending Member Organization with which the AP Applicant is or will be associated:

   Member Organization:_________________________________________ Web CRD#: ________________________

3. Approved Person status is requested pursuant to the rules of the relevant Exchange(s) because the Applicant:
   - ☐ *controls* the Member Organization and is not a governmental entity (see NYSE Rules 2(c) and (e); NYSE American Rules 13 and 25; NYSE Arca Rule 1.1);
   - ☐ is engaged in a *securities or kindred business* that is *controlled* by or *under common control* with the Member Organization (see NYSE Rule 2(c); NYSE American Rule 25);
   - ☐ is a *U.S. registered broker-dealer under common control* with the Member Organization (see NYSE Rule 2(c)); and/or
   - ☐ *beneficially owns, directly or indirectly, 5% or more* of the outstanding equity securities of a Member Organization or has *contributed 5% or more* of the partnership capital of a Member Organization (see NYSE Arca Rule 1.1).

4. Is the applicant subject to a *Statutory Disqualification* as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?

   ☐ Yes
   ☐ No

   If an Applicant or any person associated with the Applicant subsequently becomes subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the relevant Exchange(s) and FINRA in writing.

[1] This Form is for non-natural persons seeking Approved Person status only. All natural persons seeking Approved Person status must register as an "AP" on Form U4.

## Section II

1. Address of Applicant's principal place of business (complete address of actual location):

   ______________________________________________________________________________

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

   ______________________________________________________________________________

3. Indicate whether the Applicant has operated under any other names and identify all such names:

   ______________________________________________________________________________

## Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange(s) to provide any information concerning or relating to the Member Organization and agrees that the Exchange(s) has(ve) no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange(s), nor any investor, officer, trustee, agent, nor employee of said Exchange(s) shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange(s) and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange(s) reserves the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange(s) as would at any time apply to an Approved Person as such term is defined in the Rules of the Exchange(s).

The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange(s) with such information with respect to the Applicant's relationship and dealings with its affiliated Member Organization as the Exchange(s) may require, to supply the Exchange(s) with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange(s) or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange's(s') disciplinary authority.

**Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification as defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended.**

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but has retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange(s), in writing.

______________________________________ ______________________________

Authorized Signatory of the Firm Date

______________________________________ ______________________________

Print Name of Authorized Signatory of the Firm Title

______________________________________

CRD# (If Applicable)

# Application for Individual Registration or Non-Registered Associated Persons ("NRF") Designation

**New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., NYSE Chicago, Inc.**
(each, an "Exchange" and, collectively, "NYSE")

| APPLICATION FOR INDIVIDUAL REGISTRATION OR NRF DESIGNATION |
|---|
| **Individual Registration**<br>To be eligible for registration as defined in Exchange rules, an individual must (i) successfully complete the required examination(s), (ii) complete this Exchange application, and (iii) submit a Form U4 and fingerprint card to CRD requesting the appropriate designation with the Exchange(s).<br><br>**NRF Designation**<br>To be designated as an NRF, employees and associated persons of a member organization are not required to register with the Exchange(s) but must (i) complete this Exchange application and (ii) submit a fingerprint card to CRD. |

| INDICATE REGISTRATION OR NRF DESIGNATION INDIVIDUAL IS SEEKING (CHECK ALL THAT APPLY) | |
|---|---|
| **Equities** | **Options** |
| ☐ New York Stock Exchange<br>☐ ME - Designated Market Maker (Series 19 & DMM exam)<br>☐ ME - Floor Broker (Series 19)<br>☐ FL - Floor Clerk (Series 19)<br>☐ FE - Floor Employee | ☐ NYSE American<br>☐ OM - Floor Broker/Market Maker (Series 57)<br>☐ FE - Floor Employee |
| ☐ NYSE Chicago<br>☐ ME - Institutional Broker (IBR Exam + GS, TD or AR registration)<br>☐ Clerk (NRF)<br>☐ Voting Designee (NRF) | ☐ NYSE Arca<br>☐ OM - Floor Broker/Market Maker (Series 57)<br>☐ FE - Floor Employee |

| INDIVIDUAL APPLICANT INFORMATION | | | |
|---|---|---|---|
| Applicant Name: | | CRD: | |
| Title/Trading Floor Position: | | DOB: | |
| Phone: | | Email: | |
| **MEMBER ORGANIZATION INFORMATION** | | | |
| Member Organization Name: | | CRD: | |
| Primary Contact Name: | | Title: | |
| Phone: | | Email: | |

## APPLICATION CHECKLIST

A Form U4 requesting appropriate registrations have been submitted to FINRA through CRD;
(See above for appropriate registration type for business activity.)

☐ Yes ☐ N/A (Individual is an NRF)

Does individual have any reportable events on Form U4 in CRD?

☐ Yes ☐ No

Individual has passed or been granted a waiver of the required examination.

☐ Yes ☐ N/A (No exam requirement)

☐ A Fingerprint Card is available on CRD

## TO BE COMPLETED BY INDIVIDUALS REQUIRING PHYSICAL ACCESS TO THE FACILITIES OF THE EXCHANGE(S)

☐ New York Stock Exchange Equity Floor
☐ NYSE American Options Floor
☐ NYSE Arca Options Floor

Expected start date:
(if known) ______________________

Position / Reason for access to the Trading Floor: ______________________

Badge # (if applicable): ______________________

Will individual require a Clerk Logon ID? ☐ Yes ☐ No

If individual has been active on an Exchange Trading Floor in the past, please enter the last date individual was active on such Trading Floor: ______________________

New or returning NYSE Floor Brokers, DMMs and Clerks have completed NFOP in the last 6 months? ☐ Yes ☐ No

## AUTHORIZED ACKNOWLEDGEMENT

I authorize NYSE and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I affirm my obligation to abide, in full, with the rules and regulations of the Exchange(s) and subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Applicant Signature: ______________________ Date: ____________

**Member Organization Acknowledgment**

Authorized Signatory of Firm: ______________________

Print Name: ______________________ Date: ____________

# Options Trading Permit and Office Nominee Application Form

NYSE American LLC and NYSE Arca, Inc.
(each an “Exchange”)

This form should be used to apply for an NYSE Arca Options Trading Permit (“OTP”) and/or an NYSE American Options Trading Permit (“ATP”) or to be designated as an Office Nominee of an OTP Holder or ATP Holder. For purposes of this application, references to “OTP Holder” or “ATP Holder” include an Office Nominee thereof, if applicable. Each OTP or ATP is assigned to a natural person who has met the applicable qualification requirements and designated as an OTP Holder or ATP Holder on behalf of their member organization and must be executed prior to the commencement of trading of that nominee.

| INDICATE TYPE OF BUSINESS TO BE CONDUCTED WITH OTP or ATP | |
|---|---|
| ☐ NYSE Arca<br>☐ Order Sending and Office Nominee designation<br>☐ Clearing Services and Office Nominee designation<br>☐ Market Making<br>Number of OTPs requested _____<br>☐ Floor Broker | ☐ NYSE American<br>☐ Order Sending and Office Nominee designation<br>☐ Clearing Services and Office Nominee designation<br>☐ Market Making<br>Number of ATPs requested _____<br>☐ Floor Broker |
| Effective date for OTPs or ATPs requested: | ______________________<br>(Open of business) |

| INDIVIDUAL OTP HOLDER/ATP HOLDER INFORMATION<br>This/these permit(s) will be held in the name of the below individual, hereby established as an OTP Holder/ATP Holder, until further notice. | | | |
|---|---|---|---|
| Name: | ______________ | CRD: | ______________ |
| Phone: | ______________ | Email: | ______________ |

| MEMBER ORGANIZATION AND AUTHORIZED SIGNATORY INFORMATION | | | |
|---|---|---|---|
| Firm Name: | ______________ | Firm CRD: | ______________ |
| Signatory Name: | ______________ | Signatory CRD: | ______________ |
| Phone: | ______________ | Email: | ______________ |

The member organization acknowledges that it will be held liable for all Exchange obligations, including all obligations arising in connection with transactions effected on the Exchange, all obligations owed to the Exchange or any subsidiary of the Exchange, the payment of all Exchange fees and charges, and all obligations accruing in the course of the member organization’s and the OTP Holder’s/ATP Holder’s business on the Exchange.

The OTP/ATP issued or Office Nominee designation granted pursuant to the Exchange’s acceptance of this form will be associated with the member organization until terminated pursuant to the termination provisions delineated in the rules of the Exchange.

| Signature of OTP Holder/ATP Holder | | | |
|---|---|---|---|
| Signature: | ______________ | Date: | ______________ |
| Phone: | ______________ | Email: | ______________ |

| Member Organization Acknowledgment | | | |
|---|---|---|---|
| Authorized Signatory of Firm: | ______________ | | |
| Print Name: | ______________ | Date: | ______________ |

# NYSE Master User Agreement

## NYSE USER AGREEMENT

Several NYSE Entities operate markets for options and equities (each, a "Platform"). This User Agreement is made between the NYSE Entity(ies) indicated for the Platform selected below ("NYSE") and the User, as identified below.

| Platform: | NYSE Entity(ies) |
|---|---|
| ☐ NYSE Arca Equities | NYSE Arca, LLC |
| ☐ New York Stock Exchange | New York Stock Exchange LLC |
| ☐ NYSE American | NYSE American LLC |
| ☐ NYSE National | NYSE National, Inc. |
| ☐ NYSE Chicago | NYSE Chicago, Inc. |
| ☐ NYSE American Options | NYSE Amex Options LLC |
| ☐ NYSE Arca Options | NYSE Arca, Inc. |

**Note: Please provide a signature page for each entity selected.**

User: ______________________________ CRD #: ____________

Business Address: ______________________________

City: ____________________ State: __________ Zip Code: ____________

Contact Name: ____________________ Telephone: ____________________

Email: ____________________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

**1. Definitions**

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Connectivity Questionnaire" means the Connectivity Questionnaire or successor form that is located at www.nyse.com.

(c) "Effective Date" means the date this User Agreement is signed by the relevant NYSE Entity(ies).

(d) "Permit" means a trading permit (*e.g.*, Equity Trading Permit, Options Trading Permit, Amex Trading Permit) or member identification number issued by a NYSE Entity for effecting approved securities transactions on a Platform.

(e) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(f) "Information" has the meaning set forth in subsection 6(a).

(g) "Rules" means, with respect to the relevant NYSE Entity(ies) for each Platform, that NYSE Entity's(ies') operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(h) "Session Request Form" means the NYSE/NYSE American and NYSE Arca Session Request form or successor form that is located at https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf or successor location.

(i) "User" means the entity, other than NYSE, that has signed this User Agreement.

**2. Rights and Obligations**

(a) Access. Pursuant to the terms and conditions of this User Agreement, NYSE grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to connect to and access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. Further, NYSE grants to User a perpetual, non-exclusive, non-assignable, non-transferable, worldwide irrevocable, royalty-free, fully-paid up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of User), the information and data received during the term of this Agreement through the Platform even after termination or cancellation of this Agreement. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform. User must request connection to the Platform in a Connectivity Questionnaire accepted by NYSE and must document all requested connectivity in a Session Request Form. For clarity, this license does not permit User to distribute or have distributed data made available from the Platform as a stand-alone commercial service or as part of a compilation, along with data supplied from other Users, in competition with data services of NYSE or an affiliate of NYSE, though User may distribute derivative works it has created under the license set forth in this Section 2(a) as a stand-alone commercial service.

(b) Restrictions on Use; Security. Except as permitted under this Agreement, User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer, agent or regulator; provided User may provide access to information or data made available from the Platform when compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject. User accepts full responsibility for its employee's, customers' and agent's connection to and use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) User Information. As consideration for receiving authorization to use the Platform, User grants to NYSE a perpetual, non-exclusive, non-assignable and non-transferable (except in both cases as set forth in Section 11), world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of NYSE) of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents (collectively, "User Data"). User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE to perform all of its obligations under this User Agreement and that may be required for User's and NYSE use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will not violate any applicable law, regulation or the Rules. No provision in this Agreement impairs any right, interest or use of the information and data supplied by User granted by operation of Securities and Exchange Commission ("SEC") rules or any other rule or law. Except as set forth in this Section 2(c), the parties agree that this Agreement does not grant NYSE any license with respect to User's technology, patents, copyrights, or any other intellectual property.

(d) Fees. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) Order Designation. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

(f) Market Data. User acknowledges that NYSE sells market data products incorporating data from users of the Platform (including User Data) ("Market Data Products") and agrees that nothing in this Agreement other than Section 6(e) interferes with or will be deemed to interfere with NYSE's rights to sell Market Data Products. NYSE shall file fees for any Market Data Products (other than historical and reference data products) with the SEC.

(g) Reverse Engineering. NYSE shall not reverse engineer, decompile, disassemble, or otherwise attempt to derive User's proprietary trading strategies, including algorithms used by User.

## NYSE USER AGREEMENT (CONTINUED)

### 3. Compliance

(a) Compliance with the Rules and Law. User acknowledges that connection to and use of the Platform is governed by the Rules. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will comply with the Rules and all applicable laws and regulations, and only connect to and use the Platform in compliance with the Rules and all applicable laws and regulations; (iii) it is and will remain responsible for its connection to and use of the Platform and the connection to and use of the Platform by any of its employees, customers and agents; and (iv) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform.

(b) Monitoring. NYSE may monitor the User's connection to and use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) Integrity of the Platform. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any connection to and use of the Platform by any other authorized individuals or entities.

(d) Indemnity. User shall indemnify, defend and hold NYSE and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, (collectively, "Claims"), arising from or as a result of (i) User's breach of its obligations under this User Agreement; (ii) NYSE's use or disclosure of User's Information or information in accordance with Section 6(b) (except when used or disclosed for a non-regulatory purpose) or (iii) otherwise from User's connection to and use of the Platform (including connection and use by User's employees, customers and agents) or misuse of the information and data received during the term of this Agreement from the Platform, except in all cases (i)-(iii) to the extent the Claims arise from NYSE's gross negligence, willful misconduct, fraud, breach of this User Agreement or where the Rules provide for liability on the part of NYSE. NYSE may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE or increase the obligations assumed by NYSE under this User Agreement, and 2) which does not include an unconditional release of NYSE by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

### 4. Change of the Platform

Nothing in this User Agreement constitutes an obligation by NYSE to continue or support any aspect of the Platform in its current form or previous forms. NYSE may from time to time make additions, deletions or modifications to the Platform. NYSE may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

### 5. Ownership

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through and/or generated as a result of the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE or its licensors. User shall attribute the source as appropriate under all circumstances. For the avoidance of doubt, User retains ownership of all intellectual property rights in and related to its systems, User Data, name, trade name, trademarks and service marks.

## NYSE USER AGREEMENT (CONTINUED)

### 6. Information

(a) Confidentiality. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform (excluding User Data) incorporate confidential and proprietary information developed, acquired by or licensed to NYSE, including confidential information of NYSE or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). Except as set forth in this User Agreement, the receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

(b) Disclosure. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE or as specifically authorized under this User Agreement. User consents to NYSE disclosing Information: (i) in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of ICE, subject to the restrictions set forth in this User Agreement. User specifically consents to the disclosure of its Information to the consolidated audit trail pursuant to SEC Rule 613(j)(2) and the Rules.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

(d) Limitation. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

(e) Non-attribution. NYSE shall not disclose data that directly or indirectly identifies User except: i) when NYSE has received User's prior, written consent; ii) when allowed by the Rules (other than Rules for market data products) or required by law, regulation or government rule; iii) restricted access on a delayed, aggregated basis of an issuer's securities to employees of that issuer that are not trading and dealing personnel; or (iv) as part of post-trade information customarily provided to parties to a trade in equity options.

### 7. Disclaimer of Warranty

THE PLATFORM AND ANY CONNECTIVITY TO THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM OR THE CONNECTIVITY BY NYSE OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM OR CONNECTIVITY IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW OR RULES.

## NYSE USER AGREEMENT (CONTINUED)

### 8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM OR THE USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM EXCEPT AS PROVIDED BY THE RULES OR APPLICABLE LAW. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

### 9. No Consequential Damages

NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR CONNECTION TO OR USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

### 10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE may terminate this User Agreement, one or more Connectivity Questionnaires or one or more Session Request Forms immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE determines that continued provision of access will contravene any local, state, federal or international law or regulation or (v) NYSE is notified that User is no longer a Permit Holder in good standing with NYSE or otherwise is no longer authorized to access the Platform. Either party may terminate this User Agreement, a Connectivity Questionnaire or a Session Request Form for convenience upon thirty (30) days' written notice to the other party. If User does not have at least one Connectivity Questionnaire and Session Request Form in effect, then this User Agreement automatically terminates. If this User Agreement terminates, all Connectivity Questionnaires and Session Request Forms automatically terminate. Upon the termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form for any reason, all rights granted to User under this User Agreement (except for the perpetual license in Section 2(a)), the Connectivity Questionnaire or the Session Request Form, as relevant, cease. The provisions of Sections and subsections 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form does not relieve User of any obligations incurred through its connection to and use of the Platform.

### 11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement, a Connectivity Questionnaire or a Session Request Form or any of its rights or obligations under this User Agreement, a Connectivity Questionnaire or a Session Request Form without NYSE's prior approval. NYSE may, in accordance with the requirements of the Securities Exchange Act of 1934, assign or transfer this User Agreement, Connectivity Questionnaires and Session Request Forms, or any of its rights or obligations under this User Agreement, Connectivity Questionnaires or Session Request Forms to an affiliate, successor or acquiring entity upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

### 12. Force Majeure

Without prejudice to any of NYSE's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

**13. Miscellaneous**

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with all Connectivity Questionnaires, all Session Request Forms and the Rules, constitute the entire agreement between the parties with respect to connection to and use of the Platform; to the extent that there is a conflict, the following order of precedence applies: i) Rules filed with the SEC; ii) this User Agreement; iii) Connectivity Questionnaires and Session Request Forms; and iv) Rules not filed with the SEC. This User Agreement replaces prior user agreements related to User's use of the Platform, but for the avoidance of doubt does not replace, expand or limit any rights of either party under any vendor or subscriber market data agreement.

(b) This User Agreement is governed by and shall be construed under the laws of the State of New York, without giving effect to any laws, rules or provisions that would cause the application of laws of any jurisdiction other than those of the State of New York.

(c) The parties shall submit all controversies or claims arising out of or relating to this User Agreement, or to its breach or alleged breach, to arbitration in New York, New York administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules. This requirement for arbitration does not prevent either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction in New York, New York. Judgment on the award rendered by the arbitrator(s) may be rendered by a state or federal court sitting in New York, New York, and each party submits to the personal jurisdiction of these courts for the purpose of entering any such judgment. The parties acknowledge that this User Agreement evidences a transaction involving interstate commerce, and that the United States Arbitration Act governs the interpretation and enforcement of this arbitration clause and any proceedings brought pursuant to it. The arbitrator(s), however, shall have no authority to award punitive or other damages, other than interest and fees as may be permitted by this User Agreement, not measured by the prevailing party's actual damages, and no authority to order the arbitration to proceed on behalf of a class or on behalf of any other person not a signatory to this User Agreement. The arbitrator(s) may grant injunctive and other equitable relief, but in granting any relief of any kind the arbitrator(s) may not modify or disregard the terms of this User Agreement. Neither party may bring an action arising out of this User Agreement or any breach or claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(d) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(e) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, (iii) e-mail with e-mail acknowledgement of receipt or (iv) in the case of a proposed amendment, circular issued to Users generally. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE's affiliates, there are no third party beneficiaries to this User Agreement.

(i) NYSE may, in its sole discretion, immediately amend any provision of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE. The User expressly agrees that this provision is a condition of this User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE at all times.

## NYSE USER AGREEMENT (CONTINUED)

(j) NYSE may further amend the provisions of this User Agreement on one hundred and twenty (120) days' written notice to the User. User may object in writing to the proposed amendment by providing written notice to NYSE, provided that the response must state in reasonable detail the basis of the objection. The response must be received no later than sixty (60) days after the date that NYSE distributed the proposed amendment. NYSE shall use commercially reasonable efforts to respond to User's timely objection in writing within thirty (30) days of receipt and will use commercially reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the Platform after the expiration of the one hundred and twenty (120) day notice period is deemed acceptance by User of the amendment. NYSE may amend the Connectivity Questionnaire and Session Request Form effective immediately upon posting to www.nyse.com. User may not alter any terms and conditions of this User Agreement, and no modification to this User Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this User Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE to User in connection with this User Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE or an affiliate of NYSE of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

**Accepted on behalf of User:**

_______________________________________
(Company Name)

By (Signature): ____________________________

Name: ____________________________

Title: ____________________________

Date: ____________________________

**Accepted on behalf of NYSE:**

Entity: ____________________________

By (Signature): ____________________________

Name: ____________________________

Title: ____________________________

Date: ____________________________

**With Notices To:**

User Name: ____________________________

Contact Name: ____________________________

Address: ____________________________

City, State, Zip: ____________________________

Email: ____________________________

NYSE

Attention: Client Relationship Services

353 N. Clark Street, 31st Floor

Chicago, IL 60654

crs@nyse.com

# NYSE Master User Agreement

## Additional Platform Agreement

Several NYSE Entities operate markets for options and equities (each, a "Platform"). User, as identified below, has already entered into a Master User Agreement with at least one NYSE Entity. User would now like to enter into a User Agreement with the NYSE Entity(ies) indicated below for access to the additional Platform(s) selected below. Any User Agreement entered into by means of this Additional Platform Agreement form is a separate User Agreement and incorporates all the terms and conditions of the NYSE Master User Agreement, located at www.nyse.com, as amended from time to time in accordance with the terms of the Master User Agreement.

| **Platform:** | **NYSE Entity(ies)** |
|---|---|
| ☐ NYSE Arca Equities | NYSE Arca, LLC |
| ☐ New York Stock Exchange | New York Stock Exchange LLC |
| ☐ NYSE American | NYSE American LLC |
| ☐ NYSE National | NYSE National, Inc. |
| ☐ NYSE Chicago | NYSE Chicago, Inc. |
| ☐ NYSE American Options | NYSE Amex Options LLC |
| ☐ NYSE Arca Options | NYSE Arca, Inc. |

Name of Applicant Broker-Dealer: ______________________ CRD #: ______________

Business Address: ______________________________________________

City: ______________ State: ______________ Zip Code: ______________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

Contact Name: ______________________ Title" ______________________

Phone: ______________________ Email: ______________________

The parties have executed this User Agreement by their duly authorized representatives.

| **Accepted on behalf of User:** | | **Accepted on behalf of NYSE:** | |
|---|---|---|---|
| ______________________ (Company Name) | | ______________________ (Entity) | |
| By (Signature): | ______________ | By (Signature): | ______________ |
| Name: | ______________ | Name: | ______________ |
| Title: | ______________ | Title: | ______________ |
| Email: | ______________ | Email: | crs@nyse.com |
| Date: | ______________ | Date: | ______________ |

# NYSE American Options - Designated Give-up Notification Form

**1. American Trading Permit ("ATP") Firm Information**

| ATP Firm Name | | CRD # | |
|---|---|---|---|
| Business Contact Name | | | |
| Business Contact Phone and E-mail Address | | | |

**2. Give-up Information**

| The above referenced ATP Firm requests NYSE American Options ("the Exchange") to enable (or disable) give-ups for the following ATP Clearing Firms (***NOTE***: *Please check the appropriate column/box to indicate whether the give up is to be enabled or disabled).* | | | | Enable Give Up | Disable Give Up |
|---|---|---|---|---|---|
| ATP Clearing Firm Name: | | OCC #: | | ☐ | ☐ |
| ATP Clearing Firm Name: | | OCC #: | | ☐ | ☐ |
| ATP Clearing Firm Name: | | OCC #: | | ☐ | ☐ |
| ATP Clearing Firm Name: | | OCC #: | | ☐ | ☐ |
| ATP Clearing Firm Name: | | OCC #: | | ☐ | ☐ |
| ATP Clearing Firm Name: | | OCC #: | | ☐ | ☐ |
| ATP Clearing Firm Name: | | OCC #: | | ☐ | ☐ |
| ATP Clearing Firm Name: | | OCC #: | | ☐ | ☐ |

*ATP Firm represents that it has appropriate policies and procedures applicable to the clearing and settlement of transactions executed pursuant to this agreement and Exchange Rule 961.*

*ATP Firm represents that it has a valid Clearing Letter of Consent or Letter of Authorization on file with the Exchange.*

| Print Name and Title of Authorized Signatory | | | |
|---|---|---|---|
| Signature | | Date | |

***Please return to Client Relationship Services via email CRS@nyse.com.***

Revised July 2015

# New York Stock Exchange LLC (“NYSE”) and NYSE American LLC (“NYSE American”) Securities Lending Representative Form

Must be completed by all applicants for approval as Securities Lending Representatives (“LE”) and/or all direct supervisors of Securities Lending Representatives (“LS”).

The LE and/or LS registrations should be requested on Web CRD for both NYSE and NYSE American (together “the Exchange”).

## THE AGREEMENT

**Compliance with Policies and Regulations**

As an employee engaged in securities lending or borrowing activities, including, but not limited to, negotiating rates, contract values and credit parameters and payment of rebates, I will abide by the policies and procedures established by my employer as well as all applicable Federal and State Securities Laws and with the applicable rules of the Exchange.

**Securities Transactions**

I agree to obtain the written consent of my employer prior to opening a securities account at another financial institution and will arrange to furnish duplicate copies of confirmations and statements to appropriate supervisory persons at my employer in accordance with the rules of the Exchange.

**Expense Accounts**

I agree that when exercising expense account privileges I will act in accordance with the guidelines established by my employer and I understand that persons designated as having supervisory responsibilities over securities lending or borrowing activities will make a thorough review of all such expense account records.

**Gifts & Gratuities**

I agree that I will promptly notify appropriate supervisory personnel of all gift and gratuity offerings and receipts in order to ensure adherence to my employer’s and the Exchange’s rules and policy.

## INDIVIDUAL ACKNOWLEDGEMENT

| | |
|---|---|
| Member Organization Name | Firm CRD# |
| Name of Witness[1] (Please Print) | Name of Applicant (Please Print) |
| Signature of Witness | Signature of Applicant |
| Title | Applicant CRD# |

[1]The Witness must be either a partner of the firm, officer of the corporation, branch office manager, or authorized employee. Please indicate which type.

**Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.**

# NYSE Pillar
# Connectivity Questionnaire (CQ)

**Instructions and Information**
Permit Holders must complete, and the Exchange must approve, the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to and governed by applicable laws, regulations and Rules and any applicable user agreement.

**1. Process for adding Connectivity:**

- Step 1: Completed Connectivity Questionnaire (CQ) is sent to Client Relationship Services (CRS) at CRS@nyse.com. Please complete a separate CQ for MPIDs with different access types.
- Step 2: When the CQ is approved, CRS permissions the new access type for the next business day and notifies the Permit Holder and the API Technical Support team.
- Step 3: API Technical Support completes any necessary session updates. If a new session is required, please also submit to Connectivity@nyse.com the Session Request Form available at **www.nyse.com/pillar**.
- Step 4: Permit Holder's new access to the Exchange is complete.
- If a connection is terminated by the Permit Holder, the Permit Holder must notify CRS@nyse.com within one business day.

**2. The full text of rules referenced in this Connectivity Questionnaire can be found at www.nyse.com/regulation.**

**3. Permit Holder and Contact Information**

| Permit Holder Firm Name: | | Web CRD™ Number: | |
|---|---|---|---|
| Business Contact: | | Business Contact E-Mail: | |
| Compliance Contact: | | Compliance Contact E-Mail: | |

**4. Details**

| MPID(s) requesting access to: | **MPID(s):** |
|---|---|
| ☐ NYSE Arca Equities ☐ NYSE American<br>☐ NYSE National ☐ NYSE Equities<br>☐ NYSE Chicago ☐ NYSE American Options<br>☐ NYSE Arca Options | |
| How will this MPID(s) be accessing the exchange? Please check the appropriate box(es).<br><br>***Service Bureaus, Floor Broker OMS and Floor Broker FBA Providers must sign in Section 5.** | ☐ Direct (FIX) ☐ Direct (Binary)<br>☐ Service Bureau (SB Name: ____________________)<br>☐ Floor Broker OMS (OMS Name: ____________________) (NYSE Equities Only)<br>☐ Floor Broker FBA (FBA Name: ____________________) (NYSE Equities Only)<br>☐ Identifier Only - No Connectivity |
| Will this MPID(s) be used by a customer or affiliate of the Permit Holder?<br>**If Yes, please list the customer or affiliate name**: | ☐ Yes ☐ No<br>________________________________________ |

**By signing this Connectivity Questionnaire:**

- **The Permit Holder represents that it has established reasonably designed regulatory policies and procedures and pre-trade risk management systems pursuant to applicable Rules and federal rules over the order flow that is sent through this connection.**
- **The Permit Holder confirms having established reasonably designed regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Permit Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in this Connectivity Questionnaire.**

| Name and Title (Printed) | | |
|---|---|---|
| Name (Signature) | | Date: |

***Please return to Client Relationship Services via email at CRS@nyse.com.***

# NYSE Pillar
# Connectivity Questionnaire (CQ)

**5. Access Provider Authorization (Service Bureau / Floor Broker OMS / Floor Broker FBA)**

| Permit Holder Firm Name: | | MPID: | |
|---|---|---|---|

**The undersigned, as an approved NYSE Service Bureau, Floor Broker OMS or Floor Broker FBA, agrees to provide access to the NYSE Platform for the above mentioned Permit Holder per the information outlined in this Connectivity Questionnaire and in accordance with the NYSE Pillar Access Provider Connection Agreement, or other applicable NYSE Agreement.**

| Access Provider Name (Service Bureau, Floor Broker OMS or Floor Broker FBA): | | |
|---|---|---|
| Authorized Signature: | | Date |
| Name and Title: | | |
| Phone: | | |
| E-Mail: | | |

**Please return to Client Relationship Services via email at CRS@nyse.com.**

# NYSE Pillar
# Access Provider Connection Agreement

## ACCESS PROVIDER CONNECTION AGREEMENT

The undersigned ("User"), as a condition and in consideration of being permitted to connect to the NYSE Pillar technology platform ("Pillar"), for the purposes of connection to one or more market (as identified below), agrees with the NYSE Entity(ies) indicated below as set forth in this Access Provider Connection Agreement ("Connection Agreement").

| Platform: | NYSE Entity(ies) |
|---|---|
| ☐ NYSE Arca Equities | NYSE Arca, LLC[1] |
| ☐ NYSE American | NYSE American LLC |
| ☐ NYSE National | NYSE National, Inc. |
| ☐ New York Stock Exchange | New York Stock Exchange LLC |
| ☐ NYSE Chicago | NYSE Chicago, Inc. |
| ☐ NYSE American Options | NYSE Amex Options LLC |
| ☐ NYSE Arca Options | NYSE Arca, Inc. |

## General Information

Name of Firm or Company ("User"): ______________________________
(If User changes its name, a new Connection Agreement is required.)

AKA Name / Formerly Known As: ______________________________

Address: ______________________________

______________________________

Contact Person: ______________________________

Title: ______________________________

Phone: ______________________________

Email: ______________________________

Web Address: ______________________________

**User represents that it is**

☐ an access provider acting on behalf of an approved member/participant/permit holder ("Subscriber") of the market(s) identified above. If User is responsible for more than one Subscriber, User must list all Subscribers in Exhibit A.

**Accepted on behalf of User:**

______________________________
(Access Provider Name)

By (Signature): ______________________________

Name: ______________________________

Title: ______________________________

Email: ______________________________

Date: ______________________________

**Accepted on behalf of NYSE:**

______________________________
(Entity)

By (Signature): ______________________________

Name: ______________________________

Title: ______________________________

Email: CRS@nyse.com

Date: ______________________________

**Please return completed form to Client Relationship Services at CRS@nyse.com**

[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca, Inc., a self-regulatory organization.

**PILLAR ACCESS PROVIDER CONNECTION AGREEMENT TERMS AND CONDITIONS**

**1. Connection**
This Connection Agreement provides User only with a connection to Pillar ("Pillar Connection") and does not assure User or any end user receiving connectivity directly or through User ("End User") of the right to access the New York Stock Exchange, NYSE MKT, NYSE Arca Equities, NYSE Arca Options, NYSE Amex Options, or NYSE Bonds marketplaces (each a "NYSE Market" and together "NYSE Markets") and User is responsible for making separate arrangements to access each NYSE Market. In NYSE's sole discretion, the use of or the right to receive or redistribute a Pillar Connection or access to the NYSE Markets (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including execution of and compliance with additional documentation. User shall ensure that each End User is a Subscribers of any NYSE Market to which User provides the End User a Pillar Connection and shall not allow any End User that is not also a Subscriber of a NYSE Market access to that NYSE Market.

**2. Proprietary Rights**
User agrees that all proprietary rights in Pillar and the Pillar Connection are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the Pillar Connection or any service ("Third Party Providers"), and User shall have no proprietary right or interest in Pillar or the Pillar Connection.

**3. Compliance with Law**
User shall comply with (i) all applicable laws, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) all rules, regulations, interpretations, decisions, opinions, orders and other requirements of any applicable NYSE Markets, relating to Pillar and the Pillar Connection. User shall not (a) alter, decompile, or disassemble any code underlying Pillar or the Pillar Connection or (b) attempt to circumvent any security protections for Pillar or the Pillar Connection, or (c) interfere with or disrupt Pillar or the Pillar Connection, or any servers or networks connected to the NYSE Markets, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which Pillar or any Pillar Connection is accessed. User shall take all reasonable precautions to safeguard the confidentiality of any password encryption key or other security methodology.

**4. Specifications and Testing**
User has read and understands the specifications and policies located at www.nyse.com/connectivity/specs any other specifications and policies applicable to User, the Pillar Connection and the NYSE Markets, all as updated from time to time and located at www.nyse.com (collectively, the "Specifications"). User shall comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Section 6 below, as they may be amended from time to time. User shall cooperate with NYSE and whatever other parties NYSE specifies as required for testing of business continuity and disaster recovery plans, including backup systems.

**5. Suspension of Pillar Connection**
NYSE may, without incurring any liability, suspend the User's or an End User's Pillar Connection at any time, without notice (unless the provision of advance notice is reasonably practicable) and without cause.

**6. Amendment**
NYSE may amend this Connection Agreement and the Specifications from time to time upon giving notice of the terms of any amendment to User by any reasonable means, including by publication on www.nyse.com (the "Website"). With regard to any amendment effected by publication on the Website, NYSE shall use reasonable efforts to advise User of the publication of the amendment by sending notice to the email address of User's Contact Person set forth on the signature page of this Connection Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Pillar Connection. User's use of the Pillar Connection after thirty (30) days of publication or receipt of notice of amendment of this Connection Agreement or of the Specifications constitutes acceptance of that amendment. If User changes its name, a new Connection Agreement is required. If the Subscriber for an Access Provider becomes invalid, User shall send NYSE notice of this invalid status within thirty (30) days of the Subscriber becoming invalid, and a new Connection Agreement or Exhibit A, as relevant, is required. If the User adds additional Subscribers, User must sign an updated Exhibit A. Connection Agreements must be current as determined in NYSE's sole discretion. Connection Agreements that are not current are subject to termination by NYSE.

**7. Payment**
User shall pay NYSE, LLC for the Pillar Connection by End Users per the charges set forth in the applicable NYSE Market fee schedule available at www.nyse.com ("Fee Schedules"). User shall make payments pursuant to the terms set forth in this Connection Agreement and the Fee Schedules. Payment is due within thirty (30) business days from the invoice date. Charges may be changed by NYSE effective at any time. User may arrange for third party billing, however, User shall be fully responsible for all payments due under this Connection Agreement regardless of designation of a third party payor. User agrees to pay all third party charges, such as sales taxes, which are User's legal responsibility to pay.

**8. Disclaimer**

PILLAR AND THE PILLAR CONNECTION ARE PROVIDED TO USER ON AN "AS IS" BASIS. NYSE, NYSE TECHNOLOGIES CONNECTIVITY, INC., THE THIRD PARTY PROVIDERS AND EACH OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND LICENSORS ARE REFERRED TO AS THE "DISSEMINATING PARTIES." WITH RESPECT TO PILLAR AND THE NYSE MARKETS, PILLAR CONNECTION, AND THEIR RESPECTIVE CONTENTS, THE DISSEMINATING PARTIES DO NOT MAKE ANY REPRESENTATIONS AND, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, DISCLAIM ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO USER, END USER OR ANY THIRD PARTY. THIS DISCLAIMER INCLUDES REPRESENTATIONS AND WARRANTIES REGARDING ACCURACY, TIMELINESS, COMPLETENESS, SEQUENCING, LATENCY, CURRENTNESS, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY REPRESENTATIONS OR WARRANTIES ARISING FROM USAGE OR CUSTOM OF TRADE OR BY OPERATION OF LAW. THE DISSEMINATING PARTIES ASSUME NO RESPONSIBILITY FOR THE CONSEQUENCES OF ANY ERRORS OR OMISSIONS, DELAYS, INACCURACIES, SYSTEM FAILURES OR ANY OTHER FAILURES OR SHORTCOMINGS IN CONNECTION WITH THE USER'S OR END USER'S RECEIPT AND USE OF PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION, AND DO NOT GUARANTEE THE TIMELINESS, SEQUENCE, ACCURACY OR COMPLETENESS OF ANY INFORMATION OR DATA PROVIDED AS PART OF PILLAR, THE NYSE MARKETS OR PILLARCONNECTION.

**9. Limitation of Liability**

TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT ARE THE DISSEMINATING PARTIES LIABLE TO USER, ANY END USER OR ANYONE ELSE FOR:

A) ANY TYPE OF DAMAGES (SUCH AS DIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES), EVEN IF ADVISED OF THE POSSIBILITY OF THE DAMAGES,
B) ANY OTHER LOSS OR INJURY, OR
C) ANY TELECOMMUNICATIONS CHARGES OR OTHER COSTS, INCURRED BY USER IN ACCESSING OR USING PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION.

**10. Governing Law**

This Connection Agreement is governed by and construed in accordance with the laws of the State of New York, USA, without regard to choice of law principles, as the laws of the State of New York apply to agreements made and performed solely within New York. If a court finds any term or provision of this Connection Agreement to be invalid or unenforceable, that term or provision will be ineffective only to the extent of the finding and the court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Connection Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Connection Agreement in any other jurisdiction.

**11. Term and Termination**

This Connection Agreement is effective only when accepted by NYSE. User will be notified of this acceptance by email at the email address of User's Contact Person set forth on the signature page of this Connection Agreement. The term of this Connection Agreement commences upon valid execution by the User and delivery to and acceptance by NYSE, and continues until the last day of the month which is one month after the month in which this Connection Agreement commences. Thereafter, the term of this Connection Agreement automatically extends for one month terms from month to month, unless terminated in accordance with the terms of this Section 11. This Connection Agreement may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion; provided, however, that NYSE shall provide notice if reasonably practicable. Upon termination, NYSE will terminate the Pillar Connection. The foregoing notwithstanding, the provisions of Sections 2, 3, 4, 7, 8, 9, 10, 11, 12, 13, 14, 15, and 17 survive any expiration or termination of this Connection Agreement.

**12. Assignment and Entire Agreement**

User may not assign or delegate any of its rights or obligations arising under this Connection Agreement, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Section 12 is null and void. This Connection Agreement and the Fee Schedules, as amended from time to time by NYSE or any of the NYSE Markets, constitute the entire agreement between the parties on this subject matter and supersede all prior agreements, arrangements, representations or promises, whether oral or written.

**13. Redistribution and Confidentiality**

Except as set forth in this Connection Agreement, User may not redistribute the Pillar Connection and may not disclose the content of the NYSE Markets, Pillar Connection or any Specification, unless otherwise permitted pursuant to a separate written agreement with NYSE or pursuant to a published policy of the NYSE Markets or as otherwise permitted by law. The foregoing is not to be construed to restrict the distribution or disclosure of any proprietary information of User solely because the information may have been transmitted via a Pillar Connection. User may allow End Users access or use of the Pillar Connection if User (i) requires that all End Users enter into a separate agreement with User respecting the delivery of User services, and that, irrespective of the separate agreement, acknowledge that there is no contractual privity between any End Users, on the one hand, and NYSE or any of the NYSE Markets, on the other hand, with respect to Pillar and the Pillar Connection, (ii) ensures all End Users comply with the Specifications and (iii) requires that its agreements with each of its End Users contain terms sufficiently limiting End Users' use of Pillar, the NYSE Markets and Pillar Connection in accordance with the restrictions on use, disclaimers and limitations of liability delineated in this Connection Agreement.

**PILLAR ACCESS PROVIDER CONNECTION AGREEMENT TERMS AND CONDITIONS (CONTINUED)**

**14. Benefit of Agreement**
The provisions of this Connection Agreement are for the benefit of NYSE, NYSE Technologies Connectivity, Inc. and the Third Party Providers, the NYSE Markets and each of their respective affiliates. Each of NYSE, NYSE Technologies Connectivity, Inc. the Third Party Providers, the NYSE Markets and their respective affiliates has the right to assert and enforce the provisions of this Connection Agreement directly against the User.

**15. Notices**
Except as otherwise provided in this Connection Agreement, all notices to the parties shall be sent by (i) courier, (ii) certified mail, postage prepaid and return receipt requested or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to (i) in the case of NYSE, crs@nyse.com with a copy to ContractNotices@theice.com and (ii) in the case of User, to the User's Contact Person set forth on the first page of this Connection Agreement. Either party may change its designated notice recipient by notice to the other party.

**16. Force Majeure**
Notwithstanding any other term or condition of this Connection Agreement, NYSE, NYSE's affiliates, and its third party providers, including, but not limited to, software, hardware, communications and data providers, and User, shall not be obligated to perform or observe their obligations undertaken in this Connection Agreement (except for obligations to make payments hereunder and regulatory obligations) if prevented or hindered from doing so by any circumstances found to be beyond their control and without their gross negligence or willful misconduct. Such causes include, without limitation, acts of God, acts of government in its sovereign or contractual capacity, power shortages or failures, utility or communications failures or delays, labor disputes, strikes, supply shortages, equipment failures, and software malfunctions.

**17. Predispute Arbitration**
A) ARBITRATION IS FINAL AND BINDING ON THE PARTIES
B) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.
C) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
D) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED
E) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY
F) No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the User is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Connection Agreement except to the extent stated herein. All claims, disputes, controversies, and other matters in question between the parties to this Connection Agreement and the parties' employees, and other agents, arising out of, or relating to this Connection Agreement, or to the breach hereof, shall be settled by final binding arbitration. The arbitration proceeding shall be held in the City of New York, State of New York, unless otherwise agreed by the parties. In no event shall such claim, dispute, controversy, or other matter in question be made later than one (1) year after the claim, dispute, controversy or other matter in question has arisen (unless the claim, dispute, controversy or other matter in question is related to the collection of past due payments).

## Exhibit A to NYSE Pillar Access Provider Connection Agreement

| Select the Exchange and Access Provider Type below for this Exhibit A: |
|---|
| **Select Exchange(s):**<br>☐ NYSE ☐ NYSE American Equities ☐ NYSE National<br>☐ NYSE Arca Equities ☐ NYSE American Options ☐ NYSE Chicago<br>☐ NYSE Arca Options |
| **Select Provider Type:**<br>☐ Service Bureau ☐ NYSE Floor Broker OMS ☐ NYSE Floor Broker Algo |

**Member Name(s):**

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**Please email completed Exhibit to CRS@nyse.com.**

____________________________________
User (Access Provider)

____________________________________ ________________________________
Authorized Signature of User Name

____________________________________ ________________________________
Title Date

# NYSE American Options Connectivity Application & Questionnaire (CQ)

**Instructions and Information**

American Trading Permit ("ATP") Holders must complete and NYSE American Options ("the Exchange") must approve of this questionnaire prior to establishing connectivity to the Exchange. If the information below is no longer accurate, the ATP Holder must notify the Exchange. All connections are subject to applicable Federal securities laws and Exchange rules, including the NYSE Master User Agreement.

**1. Process for adding Connectivity:**

- Connectivity Application ("CQ") is sent to Client Relationship Services ("CRS") at **CRS@nyse.com**.
- When the CQ is approved, CRS permissions the new connection for trading for the next business day and notifies the ATP Holder.
- If a connection is terminated by the ATP Holder, the ATP Holder must notify **CRS@nyse.com** within one business day.

**2. The below diagrams illustrate the possible connectivity configurations:**



ATP Holder order flow sent either through direct connection or service bureau
TP Holder
SB / OMS
Exchange
Pass-thru access (i.e., agency trading)
XYZ Firm
TP Holder
Exchange
Service Bureau / Order Management System / 3rd party access
XYZ Firm
TP Holder
SB / OMS
Exchange
Direct Sponsored Access where XYZ Firm utilizes the ATP Holder's TP ID for direct access to the Exchange
Sponsored Participant Agreement is required
No longer applicable due to SEC Rule 15c3-5
XYZ Firm
TP Holder
Exchange

# NYSE American Options Connectivity Application & Questionnaire

## 3. ATP Holder and Contact Information

| ATP Holder Firm Name: | | Web CRD™ Number: | |
|---|---|---|---|
| Business Contact: | | Business Contact E-Mail: | |
| Compliance Contact: | | Compliance Contact E-Mail: | |

## 4. Connectivity Questions

| Name of the Connection(s):<br><br>**This row is completed by CRS only** | **ATP ID** **Connection(s)** |
|---|---|
| Identify the purpose of this new connection.<br><br>**Note: If a new Session or Drop Copies are required for this connection, please complete and submit the Session Request form to Connectivity@nyse.com**: **https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf** | ☐ Routing orders to NYSE American Options<br>☐ Clearing functions<br>☐ Billing functions<br>☐ Phone Orders to Options Floor Brokers<br>☐ New technology provider<br>☐ Other<br>(explain):________________________________ |
| Is this connection for orders routed by the ATP Holder, or an affiliate or customer of the ATP? | ☐ Orders routed by the ATP Holder<br>☐ Orders routed by an affiliate of the ATP Holder<br>☐ Orders routed by a customer of the ATP Holder |
| If the connection is for routing orders, please identify the end user(s) of the new connection. | ☐ Prop Trading Desk ☐ Individual Trader<br>☐ Algorithm/Black Box ☐ Market Maker<br>☐ Retail Customers ☐ Hedge Fund<br>☐ Institutional Customers ☐ Agency<br>☐ Other (explain):_________________________ |
| If the connection is for a non-U.S. entity, please provide the country of domicile. | Country of Domicile: |
| If the ATP Holder is using a Service Bureau (SB) or Order Management System (OMS) for this new connection, please provide the name of the technology provider. | SB/OMS Name:<br><br>Authorized for:____________________________<br>(Provide a separate list if more space is required) |
| If connectivity is for pass-thru or 3rd party access, does the ATP Holder relinquish any monies accrued from the Payment for Order Flow ("PFOF") Program from orders executed through this connection? | ☐ YES<br>Please provide the legal name of the entity participating in the PFOF program and to which payments should be directed:<br><br>____________________________________________<br><br>☐ NO |

**By signing this Connectivity Application:**

- **The ATP Holder represents that it has established effective regulatory policies and procedures and pre-trade risk management systems pursuant to Exchange rules, including but not limited to Rule 922 and 902.1NY, as applicable, to review for violations of Exchange and federal rules over the order flow that is sent through this connection.**
- **The ATP Holder confirms having established effective regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The ATP Holder attests that the Firm will not provide any direct or sponsored access to the Exchange platforms to any third party through this connection.**
- **The ATP Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in the Connectivity Questionnaire**

**ADDITIONALLY, UNLESS OTHERWISE AGREED IN WRITING BY THE EXCHANGE AND USER, THE EXCHANGE MAY, WITHOUT INCURRING ANY LIABILITY TO USER, SUSPEND THE CONNECTION AND ANY OR ALL SERVICES AT ANY TIME, WITHOUT NOTICE AND WITHOUT CAUSE.**

| Name and Title (Printed) | |
|---|---|
| Name (Signature) | |

***Please return to CRS via email at CRS@nyse.com.***

# NYSE American Options
# Limited Public Customer Business Attestation

The undersigned American Trading Permit ("ATP") Holder/ATP Firm, conducting a Limited Public Business in Options pursuant to Exchange rule 930NY(b), agrees to perform the following as a condition of their approval

- ATP Holder or ATP Firm will be required to file Monthly FOCUS Reports.
- ATP Holder or ATP Firm will be subject to SEC Rule 15c3-3 (Customer Protection Rule) if exemption is not satisfied.
- ATP Holder or ATP Firm must have an annual audit by an independent public accounting firm. These reports are required to be submitted to the SEC pursuant to SEA Rule 17a-5(f)(2). Copies are also required to be submitted to the FINRA Regulatory Coordinator on behalf of NYSE American Options ("the Exchange").
- ATP Holder or ATP Firm must maintain P&S blotters, Order Tickets, Account Documentation.
- Amend Form BD with the Central Registration Depository ("WebCRD®"), as necessary.
- Meet all Continuing Education requirements associated with any required licensing.
- Anti-Money Laundering Compliance Program must be updated to adequately address the public business conducted (including a Customer Identification Program).
- File an Annual Written Compliance Report by April 1 each year.

ATP Holder: ________________________________ CRD#:_______________________

Authorized Signature: __________________________ Date:_______________________

Please send the signed attestation form as well as any supporting documentation to crs@nyse.com.

# Application to Aggregate Billing of Affiliated Member Firms

**NYSE, NYSE American, NYSE Arca, NYSE National, and NYSE Chicago ( together "NYSE Exchanges" or separately the "Exchange") Aggregate Billing**

**In accordance with the applicable Exchange's fee schedule a member organization/member firm may request aggregation of its eligible activity with its affiliates for charges assessed or credits provided. Such request shall include certification of the affiliate status of entities whose activity the member organization/member firm is seeking to aggregate.**

## General Information

Firm Name of Primary Applicant: ______________________________

Business Address: ______________________________

City: ______________ State: __________ Zip: __________

Business Phone: ______________ CRD #: ______________

Please check the applicable market(s) for this request:

☐ **NYSE American** ☐ **NYSE Arca** ☐ **NYSE National**

☐ **NYSE** ☐ **NYSE Arca Options** ☐ **NYSE American Options**

☐ **NYSE Chicago**

## Affiliated Members

**Provide the following information: List of all affiliated member firms; associated CRD Numbers; and type of affiliation. Failure to provide complete information may result in rejection of this application.**

| Member Firms to be Affiliated with Primary Applicant | CRD # | Type of Affiliation (wholly owned subsidiary/parent/sister/etc…) |
|---|---|---|
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## Authorization and Acceptance

**The Applicant Firm, by its duly authorized officer identified below, hereby certifies that the entities listed in this application are affiliates within the meaning of the relevant Exchange's fee schedule. The Applicant Firm agrees to provide, upon request, information to verify the affiliate status of the entities listed herein. The Applicant Firm shall also provide immediate notice of any event that causes an entity listed herein to cease to be an affiliate of the Applicant Firm.**

Signature of Authorized Officer: ______________________________

Name: ______________________________

Title: ______________________________

Phone: ______________________________

Email Address: ______________________________

Date: ______________________________

Completed application should be returned via email to crs@nyse.com.

NYSE AN ICE EXCHANGE

# Session Request Form - Pillar Native Gateway

Session setup process consists of two steps:

1. For new, or modification to existing, sessions please submit this form to connectivity@nyse.com
2. For new, or modification to existing, source network address provisioning, please complete the Source IP Permission and Peering Information in the table (Page 2) and send a separate request to clientprovisioning@ice.com

For questions regarding this form, please contact Connectivity Tel: +1 212.896.2830 option 2,1/Email: connectivity@nyse.com

| **Contact Information** | | | |
|---|---|---|---|
| Company Name: | | | |
| First/Last Name: | | | |
| Email Address: | | | |
| Phone: | | | |
| **Session Detail**<br>-Please select only one option from the drop down lists below and specify number of Sessions. | | | |
| Request Type: | | # of Sessions: | |
| Market: | | | |
| Session Type: | | | |
| Protocol: | | | |
| SenderCompIDs (Type in all if modifying or removing.): | | | |
| **Session Settings *(Required)***<br>- Leave blank and proceed to the next page if protocol is drop copy.<br>- Below default settings will apply if properties selection left unchanged. | | | |
| MPID(s)/Clearing No/ClientID/DMA SubID: | | | |
| Cancel on Disconnect: | | | |
| Priority Update Ack Subscription: | | | |
| Default Self-Trade Prevention: | | STP Type: | |
| Symbol Eligibility: | | | |
| Max Order Qty (Exchange max applied, if blank.): | | Order Capacity (Equities only): | |
| **Drop Copy Settings *(Required)***<br>- Leave blank if protocol is order entry.<br>- Check only the settings that are changing if this is a modification. | | | |
| Request Type: | | # of Drop Copy Sessions: | |
| Protocol: | | | |
| Message Preference: | | | |
| Drop Copy Filter: | | | |
| Based on the above selection, list all filter items: MPIDs or SenderCompIDs to be added or removed: | | | |

| Source IP Permission and Peering Information *(Required)* | | |
|---|---|---|
| Network Provider | Please list all Source IP Address Ranges you will use to connect to Native Gateways<br>Format: xxx.xxx.xxx.xxx /24 | Please list the Peering IPs for the IP ranges listed to the left<br>Format: xxx.xxx.xxx.xxx |
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| Acknowledgment of Certification |
|---|
| Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Technology Member Services group: |

| | |
|---|---|
| **By (Signature):** | |
| **Name:** | |
| **Title:** | |
| **Company Name:** | |
| **CRD #:** | |
| **Phone:** | |
| **Email Address:** | |
| **Date:** | |



# NYSE Gateways Session Request Form

Session setup process consists of two steps:

1. For new, or modification to existing, sessions please submit this form to connectivity@nyse.com
2. For new, or modification to existing, source network address provisioning, please complete the Source IP Permission and Peering Information in the table (Page 2) and send a separate request to clientprovisioning@theice.com

For questions regarding this form, please contact Connectivity Tel: +1 212.896.2830 option 2,1/Email: connectivity@nyse.com

| **Contact Information** | | | |
|---|---|---|---|
| Company Name: | | | |
| First/Last Name: | | | |
| Email Address: | | | |
| Phone: | | | |
| **Session Detail**<br>-Please select only one option from the drop down lists below and specify number of Sessions. | | | |
| Request Type: | | # of Sessions: | |
| Market: | | | |
| Session Type: | | | |
| Protocol: | | | |
| SenderCompIDs<br>(Type in all if modifying or removing): | | | |
| TPID or Master Firm/Mnemonic (if adding new session): | | | |
| BOLD Default Value<br>(American Options Only): | | | |

| **Drop Copy Settings (*Required*)**<br>- Leave blank if protocol is order entry.<br>- Check only the settings that are changing if this is a modification. | | | |
|---|---|---|---|
| Drop Copy Request Type: | | # of Drop Copy Sessions: | |
| Drop Copy SenderCompIDs<br>(if modifying or removing): | | | |
| Drop Copy Type: | | | |
| Message Preference: | | | |
| Drop Copy Filter: | | | |
| Based on the above selection, list all filter items (e.g. - If you Selected 'Mnemonics', list the Mnemonics that should be reported. If you selected 'SenderCompID', list the sessions you wish to drop to the drop copy session): | | | |

| Source IP Permission and Peering Information *(Required)* | | |
|---|---|---|
| Network Provider | Please list all Source IP Address Ranges you will use to connect to Native Gateways<br>Format: xxx.xxx.xxx.xxx /24 | Please list the Peering IPs for the IP ranges listed to the left<br>Format: xxx.xxx.xxx.xxx |
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| Acknowledgment of Certification |
|---|
| Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Technology Member Services group: |

| | |
|---|---|
| **By (Signature):** | |
| **Name:** | |
| **Title:** | |
| **Company Name:** | |
| **CRD #:** | |
| **Phone:** | |
| **Email Address:** | |
| **Date:** | |

# NYSE Pillar - Trading Operations Desk
# Authorized Traders

**Please identify the personnel authorized to conduct business over the phone with the NYSE Trading Operations Desk for the below selected market(s).**

| | | | |
|---|---|---|---|
| ☐ NYSE | ☐ NYSE American Equities | ☐ NYSE American Options | ☐ NYSE National |
| ☐ NYSE Arca Equities | ☐ NYSE Arca Options | ☐ NYSE Chicago | |

## General Information

Firm Name: ______________________________

Business Address: ______________________________

City: ______________ State: ________ Zip: ________

Business Phone: ______________ CRD #: ______________

## Authorized Traders

Full Name: ______________________________

Email Address: ______________________________

Phone #: ______________

Full Name: ______________________________

Email Address: ______________________________

Phone #: ______________

Full Name: ______________________________

Email Address: ______________________________

Phone #: ______________

Full Name: ______________________________

Email Address: ______________________________

Phone #: ______________

## Authorized Signatory

By (Signature) ______________________ Date: ______________

Print Name: ______________________________

Title: ______________________________

Phone: ______________________ Email: ______________

☐ Additional Authorized Traders are submitted in a separate document attached hereto

Please return via email to crs@nyse.com.

# NYSE American Options
# ATP Clearing Member Firm Restriction Form

## OCC Clearing Member Firm Information

ATP Clearing Member Firm Name: ______________________ CRD#: ______________

OCC Number: ______________________

In accordance with NYSE American rules, the ATP Clearing Member Firm listed above authorizes NYSE American to restrict The Options Clearing Corporation ("OCC") number listed above requiring prior authorization for use as a Give-Up on NYSE American.

NOTE: Once an OCC number is marked as restricted, no ATP Member Firm will be able to use that restricted OCC number unless they are authorized by the ATP Clearing Member Firm pursuant to the applicable NYSE American rule.

Instructions: To authorize or revoke an ATP Member Firm's use of a restricted OCC number, please submit the Restricted Clearing Number Authorization and Revocation form to crs@nyse.com.

https://www.nyse.com/publicdocs/nyse/markets/american-options/NYSE_American_Options_Authorization_of_Restricted_Clearing_Number.pdf

By executing this ATP Clearing Member Restriction Form, the ATP Clearing Member Firm grants NYSE American permission to publish the ATP Clearing Member Firm's restricted OCC number on NYSE's website for purposes of providing notice to other exchange member firms that the ATP Clearing Member Firm's OCC number will not be available for Give Up without Clearing Authorization.

A separate NYSE American Clearing Member Firm Restriction Form is required for each OCC number being restricted.

Authorized Signature: ______________________ Date: ______________

Print Name: ______________________ Title: ______________

ATP Clearing Member Firm Contact Team for Authorization (to be provided to market participants):

Email Address: ______________________ Phone: ______________

***Please return to Client Relationship Services via email CRS@nyse.com.***

Revised August 2019

# NYSE American Options
# Authorization or Revocation of Restricted Clearing Number

### 1. Clearing Firm Information

| ATP Clearing Member Firm Name | | CRD # | |
|---|---|---|---|
| Business Contact Name | | | |
| Business Contact Phone and E-mail Address | | | |

### 2. Give-up Information

| The above referenced ATP Clearing Member Firm Authorizes NYSE American Options ("the Exchange") to enable (or disable) give-ups for the following ATP Member Firms (***NOTE***: *Please check the appropriate column/box to indicate whether the give up is to be enabled or disabled).* | | | | Enable Give Up | Disable Give Up |
|---|---|---|---|---|---|
| ATP Member Firm Name: | | OCC #: | | ☐ | ☐ |
| ATP Member Firm Name: | | OCC #: | | ☐ | ☐ |
| ATP Member Firm Name: | | OCC #: | | ☐ | ☐ |
| ATP Member Firm Name: | | OCC #: | | ☐ | ☐ |
| ATP Member Firm Name: | | OCC #: | | ☐ | ☐ |
| ATP Member Firm Name: | | OCC #: | | ☐ | ☐ |
| ATP Member Firm Name: | | OCC #: | | ☐ | ☐ |
| ATP Member Firm Name: | | OCC #: | | ☐ | ☐ |

| Print Name and Title of Authorized Signatory | | | |
|---|---|---|---|
| Signature | | Date | |

***Please return to Client Relationship Services via email CRS@nyse.com.***

# EQUITY CLEARING LETTER OF CONSENT

New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., NYSE Chicago, Inc. and NYSE National, Inc.
(an "Exchange" or the "Exchanges," as relevant)

**This Clearing Letter of Consent is to be completed by Clearing Member (defined below) and Member (set forth below).**

**Please select below which market(s) this Equity Clearing Letter of Consent is to be used for:**

☐ NYSE Arca Equities ☐ NYSE American Equities ☐ NYSE National ☐ NYSE ☐ NYSE Chicago

The term "Member" refers to a member organization, Equity Trading Permit Holder, or Participant, as applicable, of one or more Exchanges and includes applicants to be a Member of one or more Exchanges.

The term "Clearing Member" refers to a Member of the same Exchange(s) where the Member effects transactions and that is a clearing agency that is a member of the National Securities Clearing Corporation ("NSCC").

The undersigned Clearing Member hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Member with the Clearing Member:

__________________________________ __________________________
Member CRD#

This Letter of Consent shall be subject to the Rules of the relevant Exchange(s), as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Member.

__________________________________
Clearing Member (Broker-Dealer Name)

__________________________________
Clearing Member (NSCC Clearing #)

__________________________________
Signature of Authorized Officer, Partner or Managing Member of Clearing Member

__________________________________
Print Name / Title

__________________________________
Date

__________________________________
Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of Member

__________________________________
Print Name / Title

__________________________________
Date

Please return this form via email to crs@nyse.com.

**OPTIONS CLEARING LETTER OF CONSENT**
NYSE American LLC and NYSE Arca, Inc.
(each an "Exchange")

**This Clearing Letter of Consent is to be completed by Clearing Member (defined below) and Member (set forth below) and is deemed a Letter of Consent, Letter of Guarantee or Letter of Authorization pursuant to the rules of the noted Exchange(s).**

Please select below which market(s) this Options Clearing Letter of Consent is to be used for and, if applicable, whether this form is also to be used as:

a) Market Maker Letter of Guarantee between the undersigned Market Maker Member and Clearing Member to meet the requirements of NYSE Arca Rule 6.36-O or NYSE American Rule 924NY, or both.

b) Floor Broker Letter of Authorization between the undersigned Floor Broker Member and Clearing Member to meet the requirements of NYSE Arca Rule 6.45-O or NYSE American Rule 932NY, or both.

☐ NYSE American Options
- ☐ Market Maker Letter of Guarantee
- ☐ Floor Broker Letter of Authorization

☐ NYSE Arca Options
- ☐ Market Maker Letter of Guarantee
- ☐ Floor Broker Letter of Authorization

The term "Member" refers to a registered broker-dealer that is a Trading Permit Holder of one or more Exchange and includes applicants to be a Member of one or more Exchange.

The term "Clearing Member" refers to a Member of the same Exchange(s) where the Member effects transactions and that is a clearing agency that is a member of the Options Clearing Corporation ("OCC").

The term "Market Maker Member" refers to a Member with at least one natural person who is registered as a Market Maker on the Exchange(s) pursuant to NYSE Arca Rule 6.33-O or NYSE American Rule 921NY, or both.

The term "Floor Broker Member" refers to a Member with at least one natural person who is registered as a Floor Broker on the Exchange(s) pursuant to NYSE Arca Rule 6.44-O or NYSE American Rule 931NY, or both.

The undersigned Clearing Member hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Member with the Clearing Member:

______________________________ ______________________________
Member CRD#

With respect to Market Maker Members, the undersigned Clearing Member hereby agrees to accept full financial responsibility (check all that apply):

☐ For all Exchange options transactions as defined in NYSE Arca Rule 6.1-O(b)(6) and NYSE American Rule Rule 900.2NY (23) made by the undersigned Market Maker Member

☐ For all Flex Options transactions as defined in NYSE Arca Rule 5.32-O and NYSE American Rule 924NY(d) made by undersigned Market Maker Member

With respect to Floor Broker Members, the undersigned Clearing Member hereby agrees to accept full financial responsibility when the name of the Clearing Member is given up (check all that apply):

☐ For the clearance of all Exchange options transactions as defined in NYSE Arca Rule 6.1-O(b)(6) and NYSE American Rule Rule 900.2NY (23) made by the undersigned Floor Broker Member

☐ For the clearance of all Exchange Flex Options transactions as defined in NYSE Arca Rule 5.32-O and NYSE American Rule 924NY(d) made by undersigned Floor Broker Member

**OPTIONS CLEARING LETTER OF CONSENT (CONTINUED)**

This Letter of Consent shall be subject to the Rules of the relevant Exchange(s), as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Member.

| | |
|---|---|
| Clearing Member (Broker-Dealer Name) | Member (Broker-Dealer Name) |
| Clearing Member (OCC Clearing #) | Member (CRD #) |
| Authorized Signatory of Clearing Member | Authorized Signatory of Member |
| Print Name / Title | Print Name / Title |
| Date | Date |

Please return this form via email to crs@nyse.com

# NYSE Exchanges Retail Attestation Form

**Instructions:** This form is to be completed by a Member[1] of New York Stock Exchange LLC ("NYSE"), NYSE Arca, Inc., ("NYSE Arca"), or NYSE American LLC ("NYSE American") (collectively, the "NYSE Exchanges") that would like to submit either (1) Retail Orders in connection with the NYSE Rule 7.44 Retail Liquidity Program ("RLP"); or (2) orders with a retail modifier that are eligible for retail-specific rates that may be offered from time to time by one or more NYSE Exchanges. Members wishing to submit "Retail Orders" under the NYSE RLP should contact Client Relationship Services at crs@nyse.com for further details on the appropriate paperwork.

An order designated as a "Retail Order" (either as a "retail" modifier or "Retail Order" for purposes of rates on the applicable NYSE Exchange fee schedule or as a "Retail Order" for purposes of the NYSE RLP) is an agency order or a riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to the NYSE Exchanges by a Member, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology.

The term "natural persons" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a "natural person" can include orders on behalf of accounts that are held in a corporate legal form, such as an Individual Retirement Account, Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order is submitted by an individual.

Please note: If a Member uses an algorithm to determine to send an existing order as a Retail Order to one or more NYSE Exchanges, such order is eligible for rates applicable to Retail Orders and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the Member ensures that the Retail Order meets the underlying requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the requirement preventing changes to the terms of the order (e.g., price or side) is not meant to prevent a Member from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

A Member may submit Retail Orders in a riskless principal capacity, as well as an agency capacity, provided that the Member (1) submits a report, contemporaneously with the execution of the facilitated order, identifying the trade as riskless principal to FINRA (or another self-regulatory organization if not required under FINRA rules); and (2) has written policies and procedures to ensure that riskless principal transactions for which the Member is relying on this exception comply with applicable FINRA rules.

A Member that has previously submitted a Retail Attestation Form for either NYSE or NYSE Arca will be deemed to have submitted a form for other NYSE Exchanges and does not need to complete this form to be eligible for rates for Retail Orders that may be available on other NYSE Exchanges from time to time.

Please select below which market(s) your firm would like to participate with:

☐ NYSE ☐ NYSE Arca Equities ☐ NYSE American Equities

**1. Member Information**

| Name of Member | |
|---|---|
| Web CRD Number | |
| Business Contact Name | |
| Business Contact Phone | |
| Business Contact E-Mail | |

[1] The term "Member" as used herein refers to a member organization and/or Equity Trading Permit Holder, as applicable, of one or more NYSE Exchanges and includes applicants for membership of one or more NYSE Exchanges.

**2. Business and Technology Questions**

| Members may designate Retail Orders by entering the value "RET" in Fix Tag 57 (TargetSubID), or for Pillar Binary gateway, the RetailIndicator field will need to be set to 1. |
|---|
| If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm will be required to execute a separate agreement with each such firm. The NYSE Exchanges have a Retail Broker-Dealer Customer Agreement that we can provide for your convenience. That document should be kept for your files and is not required to be submitted to the NYSE Exchanges unless requested |

**3. Retail Order Supervisory Requirements**

By executing this form, the Member attests that substantially all orders submitted to the NYSE Exchanges by the Member tagged as a Retail Order would meet the qualifications specified on this form for such orders.

Member further attests that it has in place Written Supervisory Procedures (WSPs) reasonably designed to assure that it will only designate orders as Retail Orders if all applicable requirements, including as described in NYSE Rule 7.44 as applicable, are met. Such WSPs also must require the Member to (i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements, including that the Member maintain adequate substantiation that substantially all orders sent to the NYSE Exchanges as Retail Orders meet the definition and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted, and (ii) monitor whether orders entered as Retail Orders meet the applicable requirements.

In addition, if the Member represents Retail Orders from another broker-dealer customer, the Member's WSPs must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as "retail" orders meet the definition of a Retail Order.

The Member must (i) obtain an annual written representation, in a form acceptable to the NYSE Exchanges, from each broker-dealer customer that sends it orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements specified by the NYSE Exchanges; and (ii) monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

| Authorized Signatory of Member | |
|---|---|
| Print Name | |
| Title | |
| Date | |

**Please return to Client Relationship Services at crs@nyse.com**

## Retail Broker-Dealer Customer Agreement

If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm is required to maintain an agreement with each customer firm. This Agreement has been created for your convenience as an alternative to creating your own agreement. It should be kept for your files.

1. This Retail Broker-Dealer Customer Agreement (the "Agreement") is between

   ______________________________________________, (Retail Member Organization ("Member") and

   ______________________________________________, (the "Customer"), which is a registered broker-dealer.

   This Agreement authorizes the Member to route Retail Orders (including orders with a "retail" modifier) to an NYSE Exchange on behalf of the Customer pursuant to NYSE Rule 7.44, NYSE National Rule 7.44, the NYSE Price List, the NYSE Arca Fee Schedule, or the NYSE American Price List, as applicable (collectively, "NYSE Exchanges' Retail Order Requirements"). By executing this Agreement, Customer represents that it will only send orders to a Member that are designated as Retail Orders and that the entry of such orders to an NYSE Exchange will be in compliance with the NYSE Exchanges' Retail Order Requirements.

2. A Retail Order is an agency order or a riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to an NYSE Exchange by a Member provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology. The term "natural persons" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a "natural person" can include orders on behalf of accounts that are held in a corporate legal form, such as an Individual Retirement Account, Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order is submitted by an individual. Customer further represents that substantially all orders sent to a Member as Retail Orders meet the definition of a Retail Order and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted.

| **Retail Member Organization** | **Customer** |
|---|---|
| ______________________________ | ______________________________ |
| Signature | Signature |
| ______________________________ | ______________________________ |
| Print Contact Name | Print Contact Name |
| ______________________________ | ______________________________ |
| Title (must be officer) | Title (must be officer) |
| ______________________________ | ______________________________ |
| Name of Member Organization | Name of Member Organization |
| ______________________________ | ______________________________ |
| Web CRD# | Web CRD# |

# Market Maker Authorized Trader Registration (“MMAT”) Form

## New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., NYSE National, Inc.

*This form is to be completed by a member organization, ATP Holder, OTP Firm or ETP Holder (each, a “Member”) registering individuals as MMATs on New York Stock Exchange LLC (“NYSE”), NYSE American LLC (“NYSE American”), NYSE Arca, Inc. (“NYSE Arca”) or NYSE National, Inc. (“NYSE National”) (each, an “Exchange”)*

Prior to completing this MMAT Form, the Member registering an MMAT should be familiar with the rules of the relevant Exchange(s), including, but not limited to NYSE Rule 7.21; NYSE American Rules 7.21E, 921NY and 921.1NY; NYSE Arca Rules 7.21-E, 6.33-O and 6.34-O; and NYSE National Rule 7.21.

To be eligible for registration as a MMAT, as defined in Exchange rules, an individual must:

(i) successfully complete the required examination(s);
(ii) submit a Form U4 and fingerprint card to CRD requesting the appropriate designation with the Exchange(s); and
(iii) complete any orientation as prescribed by the Exchange and available on the Exchange’s website (a copy of the completed orientation must be retained by the Member registering the MMAT).

| **MARKET MAKER MEMBER INFORMATION** | | | |
|---|---|---|---|
| Member Organization Name: | | CRD: | |
| Contact Name: | | Title: | |
| Phone: | | Email: | |

| **INDICATE EXCHANGE FOR WHICH MMAT REGISTRATION IS BEING REQUESTED (CHECK ALL THAT APPLY)** | |
|---|---|
| **Equities** MT - Market Maker Authorized Trader (Series 57)*† | **Options** OM - Market Maker (Series 57) |
| ☐ NYSE<br>☐ NYSE American<br>☐ NYSE Arca<br>☐ NYSE National | ☐ NYSE American<br>☐ NYSE Arca |

** Market Maker Orientation to be completed and maintained by Member Organization:*
*https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Exchanges_Market_Maker_Orientation.pdf*

*† The Exchange does not intend to impose different registration requirements on Equity MMATs than are required of Securities Traders. Approved Securities Traders will qualify to register in the MT category.*

| **MMAT Registration Request** | | | | |
|---|---|---|---|---|
| Individual MMAT Name: | | CRD #: | | ☐ Orientation completed for “MT” |
| Individual MMAT Name: | | CRD #: | | ☐ Orientation completed for “MT” |
| Individual MMAT Name: | | CRD #: | | ☐ Orientation completed for “MT” |
| Individual MMAT Name: | | CRD #: | | ☐ Orientation completed for “MT” |
| Individual MMAT Name: | | CRD #: | | ☐ Orientation completed for “MT” |
| Individual MMAT Name: | | CRD #: | | ☐ Orientation completed for “MT” |

**Please use multiple copies of this Form to request additional MMAT registrations.**

**Completed Form should be returned to Client Relationship Services at crs@nyse.com.**

Authorized Signatory of Firm: ____________________

Print Name: ____________________ Date: __________